UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

Stream Global Services, Inc.

(Name of Issuer)

Common Stock, par value $0.001

(Title of Class of Securities)

378981104

(CUSIP Number)

Michael A. Woronoff, Esq.
Proskauer Rose LLP
2049 Century Park East, 32nd Floor
Los Angeles, California 90067-3206
(310) 557-2900

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

March 5, 2012

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No. 378981104

1.	Names of Reporting Persons. SGS Holdings LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 70,070,028 (See Items 4, 5 and 6) (1)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 70,070,028 (See Items 4, 5 and 6) (1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 70,070,028 (See Items 4, 5 and 6) (1)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 92.2% (2)

14.	Type of Reporting Person (See Instructions) OO

(1) Ares Corporate Opportunities Fund II, L.P. (“ACOF II”), EGS Dutchco B.V. (“EGS Dutchco”) and NewBridge International Investment Ltd. (“NewBridge” and, together with ACOF II and EGS Dutchco, the “Parent Members”) are members of SGS Holdings LLC (“Parent” or the “Reporting Person”) and the Reporting Person may be a member of a group for purposes of Section 13(d) of the Act with (a) the Parent Members, (b) ACOF Management II, L.P., ACOF Operating Manager II, L.P., Ares Management LLC and Ares Partners Management Company, LLC (together with ACOF II, the “Ares Entities”), (c) EGS Luxco S.àr.l., Providence Equity Partners VI International L.P., Providence Equity GP VI International L.P. and PEP VI International Ltd. (together with EGS Dutchco, the “Providence Entities”) and (d) Ayala Corporation, Azalea International Venture Partners Ltd. and LiveIt Investments Limited (together with NewBridge, the “Ayala Entities”).  For additional information regarding the Ares Entities, the Providence Entities and the Ayala Entities, see the statements on Schedule 13D filed by the Ares Entities and the statements on Schedule 13D jointly filed by the Providence Entities and the Ayala Entities, each filed with the Securities and Exchange Commission (the “Commission”).

(2) The calculation of the foregoing percentage is based on 76,025,505 shares of Common Stock outstanding on February 24, 2012 as reported in Stream Global Services, Inc.’s Form 10-K for the year ended December 31, 2011 filed with the Commission on February 29, 2012.

2

CUSIP No. 378981104

Item 1.	Security and Issuer.

Item 1 of the Schedule 13D is hereby amended and restated in its entirety as follows:

This Amendment No. 1 to the statement on Schedule 13D (this “Amendment No. 1”) amends and supplements the statement on Schedule 13D filed on January 31, 2012 (the “Original 13D” and, as amended by Amendment No. 1, the “Schedule 13D”) and relates to the common stock, par value $0.001 per share (“Common Stock”), of Stream Global Services, Inc. (formerly Global BPO Services Corp.), a Delaware corporation (the “Issuer”).  The address of the principal executive office of the Issuer is 20 William Street, Suite 310, Wellesley, Massachusetts 02481.

Except as specifically provided herein, this Amendment No. 1 does not modify any of the information previously reported in the Original 13D.  Capitalized terms used but not otherwise defined in this Amendment No. 1 shall have the meanings ascribed to them in the Original 13D.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 of the Schedule 13D is hereby amended to add the following:

On March 5, 2012, Parent entered into stock purchase agreements (collectively, the “Stock Purchase Agreements”) with four stockholders (each, a “Selling Stockholder”) pursuant to which Parent would acquire an aggregate of 2,332,747 shares of Common Stock, or an additional 3.1% of the issued and outstanding shares of Common Stock (based upon 76,025,505 shares of Common Stock outstanding on February 24, 2012 as reported by the Issuer in its Annual Report on Form 10-K for the year ended December 31, 2011 filed with the Commission on February 29, 2012), at a price per share of Common Stock of $3.25 (the “Private Purchases”).  The Private Purchases have not yet closed, and closing of such Private Purchases will not occur until the second business day after the later of (i) the 21st day after the date Parent has mailed the Schedule 13e-3 relating to the Issuer initially filed with the Commission on January 31, 2012 by Parent and the other filing persons listed therein (as such Schedule 13e-3 may be amended or supplemented from time to time, the “Schedule 13e-3”) to the holders of shares of Common Stock (including the Selling Stockholders) and (ii) the first business day after the Commission advises Parent that it has no further comments to the Schedule 13e-3, subject to the satisfaction of certain conditions, as contemplated by the terms of the Stock Purchase Agreements.  In addition, pursuant to the terms of each of the Stock Purchase Agreements, Parent or the Selling Stockholder party thereto may terminate such Stock Purchase Agreement at any time, prior to the day of the closing contemplated thereby.  Upon the closing of all of the Private Purchases, Parent will own 72,402,775 shares of Common Stock, or 95.2% of the issued and outstanding shares of Common Stock (based upon 76,025,505 shares of Common Stock outstanding on February 24, 2012 as reported by the Issuer in its Annual Report on Form 10-K for the year ended December 31, 2011 filed with the Commission on February 29, 2012).  To fund the purchase price for the Private Purchases, Parent currently contemplates using the proceeds of loans made by the Parent Members in the following amounts:  (i) $3,904,435.29 from ACOF II, (ii) $1,455,634.13 from EGS Dutchco and (iii) $2,221,358.33 from NewBridge.

As the Stock Purchase Agreements are terminable by either party thereto prior to the closing date of the transactions contemplated thereby, the 2,332,747 shares of Common Stock to be acquired by Parent pursuant to the Stock Purchase Agreements if such agreements are not terminated by the parties thereto are not included in Items 7 through 11 and 13 of the cover page to this Amendment No. 1.

Item 4.	Purpose of Transaction
Item 4 of the Schedule 13D is hereby amended to add the following: The responses to Item 3 are incorporated herein by reference.

Item 5.	Interest in Securities of the Issuer
Item 5 of the Schedule 13D is hereby amended and restated in its entirety as follows: The responses to Item 4 are incorporated herein by reference.

3

Ares Corporate Opportunities Fund II, L.P., a Delaware limited partnership (“ACOF II”), EGS Dutchco B.V., a Dutch private company with limited liability (“EGS Dutchco”), and NewBridge International Investment Ltd., a British Virgin Islands company (“NewBridge” and, together with ACOF II and EGS Dutchco, the “Parent Members”) are members of SGS Holdings LLC (“Parent” or the “Reporting Person”) and the Reporting Person may be a member of a group for purposes of Section 13(d) of the Act with (a) the Parent Members, (b) ACOF Management II, L.P., ACOF Operating Manager II, L.P., Ares Management LLC and Ares Partners Management Company, LLC (together with ACOF II, the “Ares Entities”), (c) EGS Luxco S.àr.l., Providence Equity Partners VI International L.P., Providence Equity GP VI International L.P. and PEP VI International Ltd. (together with EGS Dutchco, the “Providence Entities”) and (d) Ayala Corporation, Azalea International Venture Partners Ltd. and LiveIt Investments Limited (together with NewBridge, the “Ayala Entities”).  For additional information regarding the Ares Entities, the Providence Entities and the Ayala Entities, see the statements on Schedule 13D jointly filed by the Ares Entities and the statements on Schedule 13D jointly filed by the Providence Entities and the Ayala Entities, each filed with the Commission.  The members of Parent’s board of managers expressly disclaim beneficial ownership of the Common Shares owned by Parent.

(a)   Aggregate Number and Percentage of Securities.  See Item 3 of this Amendment No. 1 and Items 11 and 13 of the cover page hereto for the aggregate number of shares of Common Stock and percentage of Common Stock deemed to be beneficially owned by the Reporting Person.

(b)   Power to Vote and Dispose.  See Items 7 through 10 of the cover page to this Amendment No. 1 for the number of shares of Common Stock deemed to be beneficially owned by the Reporting Person as to which there is sole power to vote or to direct the vote, shared power to vote or to direct the vote and sole or shared power to dispose or to direct the disposition.

(c)   Transactions within the past 60 days.   Except for the information set forth or incorporated by reference herein or in Items 3, 4 and 6, which is incorporated by reference herein, the Reporting Person has not and, to the best of the Reporting Person’s knowledge, any of the individuals set forth on Schedule I to the Original 13D have not, effected any transaction related to the Common Stock during the past 60 days.

(d)   Certain Rights of Other Persons.  Not applicable.

(e)   Date Ceased to be a 5% Owner.  Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Item 6 of the Schedule 13D is hereby amended to add the following: The responses to Items 3 and 4 are incorporated herein by reference.

Item 7.	Material to be Filed as Exhibits
Item 7 of the Schedule 13D is hereby amended to add the following Exhibits 5 and 6: Exhibit 5 Form of Stock Purchase Agreement Exhibit 6 Selling Stockholder Information

4

SIGNATURE

After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: March 5, 2012

SGS HOLDINGS LLC

/s/ Nathan Walton
By: Nathan Walton
Its: President

ATTENTION
Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).

5

Exhibit 5

STOCK PURCHASE AGREEMENT

STOCK PURCHASE AGREEMENT, dated as of [•], 2012 (this “Agreement”), is made by and between SGS Holdings LLC, a Delaware limited liability company (“Buyer”), and [•], a [Delaware] [corporation] (“Seller”).

WHEREAS, Seller is the record and beneficial owner of [•] shares (the “Shares”) of common stock, par value $0.001 per share (“Common Stock”), of Stream Global Services, Inc., a Delaware corporation (the “Company”); and

WHEREAS, Seller desires to sell to Buyer, and Buyer desires to purchase from Seller, the Shares for an aggregate purchase price of $[•] (the “Purchase Price”), subject to the terms and conditions set forth herein.

NOW, THEREFORE, the parties to this Agreement agree as follows:

ARTICLE I

DEFINITIONS

Section 1.1.                           Definitions.  When used in this Agreement, the following terms shall have the following meanings:

“Action” means any action, suit, proceeding, claim, arbitration, litigation or investigation, in each case by or before any Person.

“Affiliate” means, with respect to any specified Person, any other Person that, directly or indirectly, through one or more intermediaries, controls, is controlled by or is under common control with, such specified Person.

“Business Day” means any day except Saturday, Sunday or any other day on which commercial banks located in New York are authorized or required by Law to be closed for business.

“Closing” means the closing of the purchase and sale of the Shares as contemplated hereby.

“Confidential Information” means information (whether oral or written, tangible or intangible) provided by or on behalf of Buyer or any of its Representatives to Seller or any of its Representatives; provided, that the term “Confidential Information” does not include information that is or becomes available to the public other than as a result of a disclosure by Seller or any Representative of Seller in violation of this Agreement or any other obligation of confidentiality.

“control” (and its derivatives) means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of a Person, whether through ownership of voting equity interests, as trustee or executor, by contract or otherwise.

“Effective Date” means the date that is the later of (i) the 21st day after the date Buyer has mailed the Schedule 13e-3 to the holders of shares of Common Stock and (ii) the first Business Day after the SEC advises Buyer that it has no further comments to the Schedule 13e-3; provided, that if such date is not during an Open Window, the Effective Date shall be the first Business Day during the subsequent Open Window.

“Governmental Authority” means any federal, state, local or foreign government or political subdivision thereof, or any agency or instrumentality of such government or political subdivision, or any self-regulated organization or other non-governmental regulatory authority or quasi-governmental authority (to the extent that the rules, regulations or orders of such organization or authority have the force of Law), or any arbitrator, court or tribunal of competent jurisdiction.

“Law” means any statute, law, ordinance, regulation, rule, code, order, constitution, treaty, common law, judgment, decree, other requirement or rule of law of any Governmental Authority.

“Lien” means any mortgage, lien, pledge, charge, security interest, adverse claim, restriction on transfer, or other encumbrance.

“Open Window” means, during any fiscal quarter, each day during the period beginning on the third full trading day after the public announcement by the Company of earnings for the preceding fiscal quarter and ending on the fifteenth day preceding the end of the current fiscal quarter; provided, that the Company has not otherwise notified its directors, officers, employees and other insiders of the existence of a “blackout period” under the Company’s Insider Trading Policy for such day.

“Person” means any individual, corporation, partnership, limited liability company, trust, unincorporated association, governmental entity or any agency, instrumentality or political subdivision of any governmental entity, or any other entity or body.

“Representatives” means, with respect to a Person, such Person’s Affiliates, and the directors, officers, managers, stockholders, members, principals, partners, employees, agents, attorneys, accountants and other advisors and representatives of such Person or any of its Affiliates.

“Schedule 13e-3” means the transaction statement on Schedule 13e-3 relating to the Company initially filed with the SEC on January 31, 2012 by Buyer and the other filing persons listed therein, as such Schedule may be amended or supplemented from time to time.

“SEC” means the Securities and Exchange Commission.

ARTICLE II

PURCHASE AND SALE

Section 2.1.                           Purchase and Sale of the Shares.  Upon the terms and subject to the conditions of this Agreement, at the Closing, Seller shall sell, convey, transfer, assign and deliver to Buyer, free and clear of all Liens, and Buyer shall purchase and acquire from Seller, all of the Shares, in exchange for the Purchase Price.

Section 2.2.                           Effective Date.  Notwithstanding anything to the contrary contained herein, the obligations in this Article II shall not be effective, and neither party hereto shall have any obligations under this Article II, until the Effective Date.

Section 2.3.                           Closing.  Subject to the terms and conditions of this Agreement, the Closing shall be held at the offices of Buyer at (a) 10:00 a.m. Pacific time on the second Business Day after the Effective Date; provided, that neither party has delivered a termination notice on or prior to 9:00 a.m. New York time on the Business Day following the Effective Date, or (b) such other time or on such other date or at such other place as Seller and Buyer may mutually agree upon in writing (the day on which the Closing takes place being the “Closing Date”).

Section 2.4.                           Transaction to be Effected at the Closing.  At the Closing,

(a)                                Seller shall (i) deliver to Buyer any certificates representing the Shares, with appropriate stock powers duly executed in blank, (ii) electronically transfer the remainder of the Shares to Buyer by instructing Seller’s broker, [•], to DWAC such Shares to Buyer’s broker, [•], for Buyer’s account (and shall provide Buyer written evidence of such instructions), and (iii) deliver to Buyer all other documents and instruments necessary to vest in Buyer all of Seller’s right, title and interest in and to the Shares, free and clear of all Liens.

(b)                               Buyer shall deliver to Seller the Purchase Price by wire transfer of immediately available federal funds (or provide evidence of such wire transfer by Federal Reference Number) to an account designated by Seller at least 48 hours prior to the Closing.

ARTICLE III

REPRESENTATIONS AND WARRANTIES OF SELLER

Seller represents and warrants to Buyer that the statements contained in this Article III are true and correct on the date hereof and as of the Closing.

Section 3.1.                           Ownership of the Shares.  Seller holds of record and owns beneficially the Shares, free and clear of all Liens.  Except for the Shares, neither Seller nor any of its Affiliates owns any shares of Common Stock.  Except for this Agreement, Seller is not a party to, or otherwise bound by, any option, warrant, purchase right or other contract that could require Seller to sell, transfer or otherwise dispose of any of the Shares or vote the Shares in any manner.

Section 3.2.                           Authority and Enforceability.  Seller has the requisite power and authority to enter into this Agreement and to consummate the transactions contemplated hereby (the “Transactions”).  The execution and delivery of this Agreement and the consummation of the Transactions have been duly authorized by all necessary action on the part of Seller.

Section 3.3.                           Investment Experience.  Seller has (i) by reason of its business and financial experience, the capacity to protect its own interests in connection with the Transactions and (ii) such knowledge and experience in financial, tax and business matters to enable Seller to evaluate the merits and risks of the Transactions and to make an informed investment decision with respect thereto.

Section 3.4.                           No General Solicitation; etc.  Seller acknowledges that (a) neither Buyer nor any of its Representatives has either directly or indirectly, including through a broker or finder engaged in any general solicitation relating to the purchase of the Shares; (b) the Purchase Price was determined through private arm’s length negotiations between Buyer and Seller and neither Buyer nor Seller is under any obligation or compulsion to enter into this Agreement; and (c) Buyer has not required Seller, as a condition to entering into this Agreement, to sell a particular number of Shares.

Section 3.5.                           Opportunity to Seek Counsel.  Seller has (i)  had an opportunity to review and consider this Agreement before signing it, (ii) been strongly encouraged to consult with its own attorney(s) and confidential advisors before signing this Agreement, and (iii) read and understood all of the terms and provisions of this Agreement.

Section 3.6.                           Access to Information.

(a)                                  Seller has carefully reviewed (i) the Schedule 13e-3, (ii) the Schedule 13Ds filed by Buyer and each of its members with the SEC, (iii) the Annual Report on Form 10-K of the Company for the fiscal year ended December 31, 2010, (iv) all public filings of the Company with the SEC subsequent to December 31, 2010, (v) other publicly available information regarding the Company, and (vi) such other information that it and its Representatives deem necessary to make its decision to enter into the Transactions.

(b)                                 Seller and its Representatives have had the opportunity to (i) ask questions of and receive answers from Representatives of Buyer concerning the Company, the Shares and the Transactions and (ii) receive and review all documents, records and books of Buyer pertaining to the Transactions and the Company.  Seller and its Representatives have been supplied with (x) all such documents, records and books requested by Seller and (y) all additional information concerning the Transactions and the Company they have requested. Notwithstanding the foregoing, Seller understands that Buyer and its Representatives may possess material nonpublic information not known to Seller that may impact the value of the Shares (collectively, “Information”). Such Information may include information received (A) by Buyer or its Representatives in their capacities as directors, stockholders or Affiliates of the Company, (B) from the Company on a confidential basis, or (C) on a privileged basis from the attorneys, financial advisers or other Representatives of the Company.  Although such Information may be indicative of a value of the Shares that is substantially different than the Purchase Price, Seller is experienced, sophisticated and knowledgeable in trading securities of public and private companies and understands the disadvantages to which Seller may be subject on account of the disparity of Information as between Buyer and Seller, and Seller has nonetheless deemed it appropriate and in its best interest to engage in the Transactions.

(c)                                  Without limiting anything in this Agreement, Seller and its Representatives have been or will be provided with certain forward-looking plans and budgets for the Company and have had an opportunity to review and ask questions regarding the same.  Seller understands and agrees that the forward looking information contained therein was prepared by the Company for internal use, and not with a view toward public disclosure or compliance with published guidelines of the SEC regarding forward-looking information or the guidelines established by the American Institute of Certified Public Accountants for preparation and presentation of financial forecasts or U.S. generally accepted accounting principles.  Seller does not regard the disclosure of this information as an indication that the Company or any other person considers it to be a reliable prediction of future events, and will not rely upon it as such.  Seller understands and agrees that none of the Company, Buyer or any other person assumes any responsibility for the validity, reasonableness, accuracy or completeness of this information.

(d)                                 Seller understands that Buyer or certain of its Affiliates may purchase shares of Common Stock from other stockholders of the Company in private or public transactions at prices and on terms that may be significantly more favorable than those being received by Seller pursuant hereto.

ARTICLE IV

REPRESENTATIONS AND WARRANTIES OF BUYER

Buyer represents and warrants to Seller that each statement contained in this Article IV is true and correct on the date hereof and as of the Closing.

Section 4.1.                           Organization and Good Standing.  Buyer is a limited liability company duly formed, validly existing and in good standing under the laws of the State of Delaware.

Section 4.2.                           Authority and Execution.  Buyer has the requisite power and authority to enter into this Agreement and to consummate the Transactions.  The execution and delivery of this Agreement and the consummation of the Transactions have been duly authorized by all necessary limited liability company action on the part of the Company.

ARTICLE V

CERTAIN COVENANTS

Section 5.1.                           Confidentiality.

(a)                                  In connection with the execution of this Agreement, Seller and its Representatives have received certain Confidential Information.  Seller shall, and shall cause its Representatives to, (i) use the Confidential Information solely for the purpose of evaluating the sale of the Shares (and not for any other purpose), and (ii) hold in confidence, and not make use of, divulge or otherwise disclose, directly or indirectly, any Confidential Information, except as may be required by applicable law, subject to the provisions of Section 5.1(b) hereof.  All of the Confidential Information is and shall remain the sole and exclusive property of Buyer or the Company until such time that the Confidential Information becomes generally known in the public market.

(b)                                 If Seller or any of its Representatives becomes required by law or any Governmental Authority to disclose any Confidential Information, Seller shall provide Buyer and the Company with prompt notice thereof (including a description of the Confidential Information required to be disclosed), so that Buyer or the Company may seek a protective order or other appropriate remedy and/or waive compliance with this Agreement.  In the event that such protective order is not obtained, each of Seller and its Representatives shall furnish only that portion of such Confidential Information that is legally required to be provided and exercise its reasonable best efforts to obtain assurances that confidential treatment will be afforded such information.

(c)                                  Seller acknowledges and agrees that (i) the Confidential Information may contain material non-public information concerning the Company and its Affiliates; (ii) Seller is aware of the restrictions imposed by U.S. and other securities laws, and the rules and regulations promulgated thereunder, on Persons in possession of material non-public information; and (iii) Seller shall not, and shall not permit any of its Representatives to, directly or indirectly, use, or allow any third party to use, any Confidential Information in contravention of any U.S. or other securities laws or in connection with the purchase or sale of securities, properties or indebtedness.  Nothing herein shall constitute an admission by the Company or Buyer that any Confidential Information in fact contains material non-public information concerning the Company or any of its Affiliates.

Section 5.2.                           No Liability.  Seller hereby irrevocably waives and releases, to the fullest extent permitted by law, any and all Actions it has or may have against the Company, Buyer, its direct and indirect equityholders or any of their respective Representatives directly or indirectly based upon, relating to, or arising out of the Transactions, including any Action, whether under applicable securities law or otherwise, directly or indirectly based upon, relating to, or arising out of the knowledge, possession, use or non-disclosure of any Information by Buyer or any of its Representatives.

ARTICLE VI

TERMINATION

Section 6.1.                           Termination. This Agreement may be terminated by either party with written notice to the other at any time prior to 9:00 a.m. New York time on the Business Day following the Effective Date.

Section 6.2.                           Effect of Termination.  In the event of the termination of this Agreement in accordance with this Article VI, this Agreement shall become void and there shall be no liability on the part of any party hereto.  Notwithstanding the foregoing, (a) Articles I, III, IV, V, VI and VII shall survive any termination hereof and (b) nothing herein shall relieve any party hereto from any liability for any willful breach of any provision of this Agreement.

ARTICLE VII

MISCELLANEOUS

Section 7.1.                           Notices.  Any notice, request, demand, waiver, consent, approval or other communication which is required or permitted hereunder shall be in writing and shall be deemed given (a) on the date established by the sender as having been delivered personally, (b) on the date delivered by a private courier as established by the sender by evidence obtained from such courier, or (c) on the fifth day after the date mailed, by certified or registered mail, return receipt requested, postage prepaid.  Such communications, to be valid, must be addressed as follows:

If to Buyer to:

SGS Holdings LLC
2000 Avenue of the Stars, 12th Floor
Los Angeles, CA 90067
Attn:  Nathan Walton, President
Facsimile:  (310) 201-4170

With a required copy (which shall not constitute notice) to:

Proskauer Rose LLP

Eleven Times Square
New York, NY 10036
Attn:  Ori Solomon, Esq.
Facsimile:  (212) 969-2900

If to the Company, to:

Stream Global Services, Inc.
20 William Street, Suite 310
Wellesley, MA 02481
Attn:  General Counsel
Facsimile:  (781) 304-1702

If to Seller, to:

[Contact Information]

With a required copy (which shall not constitute notice) to:

[Contact Information]

or to such other address or to the attention of such Person or Persons as the recipient party has specified by prior written notice to the sending party (or in the case of counsel, to such other readily ascertainable business address as such counsel may hereafter maintain).  If more than one method for sending notice as set forth above is used, the earliest notice date established as set forth above shall control.

Section 7.2.                           Amendments and Waivers.  Any provision of this Agreement may be amended or waived if, and only if, such amendment or waiver is in writing and is signed by the Company and Seller.  No failure or delay by any party in exercising any right or privilege hereunder shall operate as a waiver thereof, nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any other right, power or privilege.  To the maximum extent permitted by law, (i) no waiver that may be given by a party shall be applicable except in the specific instance for which it was given and (ii) no notice to or demand on one party shall be deemed to be a waiver of any obligation of such party or the right of the party giving such notice or demand to take further action without notice or demand.

Section 7.3.                           Expenses.  Each party shall bear its own costs and expenses in connection with this Agreement and the Transactions.  Notwithstanding the foregoing, if any Action (whether based on contract, tort or otherwise) is brought for the enforcement of this Agreement, or because of an alleged dispute, breach, default or misrepresentation in connection with any provision of this Agreement or the Transactions, the substantially successful or prevailing party shall be entitled to recover reasonable attorneys’ fees and other reasonable costs incurred in connection therewith, in addition to any other relief to which it may be entitled.

Section 7.4.                           Successors and Assigns.  This Agreement may not be assigned by any party without the prior written consent of the other party.  Subject to the foregoing, all of the terms and provisions of this Agreement shall inure to the benefit of and be binding upon the parties hereto and their respective successors and assigns.

Section 7.5.                           Governing Law.  This Agreement shall be governed by and interpreted and enforced in accordance with the laws of the State of Delaware, without giving effect to any choice of law or conflict of laws rules or provisions (whether of the State of Delaware or any other jurisdiction) that would cause the application of the laws of any jurisdiction other than the State of Delaware.

Section 7.6.                           Consent to Jurisdiction; Jury Trial Waiver.  Each party irrevocably submits to the exclusive jurisdiction of the state and federal courts sitting in the State of Delaware for the purposes of any Action (whether based on contract, tort or otherwise) directly or indirectly arising out of or in connection with this Agreement or any Transaction.  Each party agrees (a) to commence any such Action in such courts and (b) that service of any process, summons, notice or document by U.S. registered mail to such party’s respective address set forth above shall be effective service of process with respect to any matters to which it has submitted to jurisdiction in this Section.  Each party irrevocably and unconditionally waives (i) any objection to the laying of venue of any such Action in such courts, or that any such Action brought in any such court has been brought in an inconvenient forum, and (ii) all right to trial by jury in any such Action.

Section 7.7.                           Counterparts.  This Agreement may be executed in counterparts, and either party hereto may execute any such counterpart, each of which when executed and delivered shall be deemed to be an original and both of which counterparts taken together shall constitute but one and the same instrument.  This Agreement shall become effective when each party hereto shall have received a counterpart hereof signed by the other party hereto.  The delivery of this Agreement may be effected by means of an exchange of facsimile signatures with original copies to follow by mail or courier service.

Section 7.8.                           Entire Agreement.  This Agreement and the documents, instruments and other agreements specifically referred to herein or delivered pursuant hereto set forth the entire understanding of the parties hereto with respect to the subject matter hereof and thereof (including the purchase and sale of the Shares).  Any and all previous agreements and understandings between or among the parties regarding the subject matter hereof, whether written or oral, are superseded by this Agreement.

Section 7.9.                           Specific Performance.  Seller agrees that irreparable damage (for which there would be no adequate remedy at law or in damages) would occur in the event that any of the provisions of Article V were not performed by Seller or its Representatives in accordance with the terms thereof and that the Company shall be entitled to specific performance of the terms of Article V, in addition to any other remedy at law or equity.

Section 7.10.                     Interpretation.  Where a word or phrase is defined herein, each of its other grammatical forms shall have a corresponding meaning.  The terms “hereof”, “herein” and “herewith” and words of similar import shall, unless otherwise stated, be construed to refer to this Agreement as a whole and not to any particular provision of this Agreement.  When a reference is made in this Agreement to an Article, Section or paragraph, such reference is to an Article, Section or paragraph of this Agreement unless otherwise specified.  The word “include”, “includes”, and “including” when used in this Agreement shall be deemed to be followed by the words “without limitation”, unless otherwise specified.  A reference to any party to this Agreement or any other agreement or document shall include such party’s predecessors, successors and permitted assigns.  All captions contained in this Agreement are for convenience of reference only, do not form a part of this Agreement and shall not affect in any way the meaning or interpretation of this Agreement.

Section 7.11.                     Construction.  The parties have participated jointly in the negotiation and drafting of this Agreement.  Any rule of construction or interpretation otherwise requiring this Agreement to be construed or interpreted against any party by virtue of the authorship of this Agreement shall not apply to the construction and interpretation hereof.

Section 7.12.                     No Other Representations.  Each party acknowledges that the representations and warranties of the other parties expressly and specifically set forth herein constitute their sole and exclusive representations and warranties in connection with the Transactions, and further agrees that all other representations and warranties of any kind or nature express or implied are specifically disclaimed.

[Signature Page Follows]

IN WITNESS WHEREOF, the parties hereto have executed this Agreement, or caused this Agreement to be duly executed by their respective authorized officers, as of the date first above written.

SGS HOLDINGS LLC

By:
Name: Nathan Walton
Title: President

[SELLER]

Exhibit 6

SELLING STOCKHOLDER INFORMATION

FOR PRIVATE PURCHASES

Name of Selling Stockholder	Number of Shares acquired from Selling Stockholder	Price per Share	Date of Related Stock Purchase Agreement
Lloyd Linnell	521,549	$3.25	March 5, 2012
Stephen Moore	155,599	$3.25	March 5, 2012
Patricia Moore	155,599	$3.25	March 5, 2012
Brookside Capital Trading Fund, L.P.	1,500,000	$3.25	March 5, 2012